# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PHX MINERALS INC., CIK 0000315131
CUSIP: 698477106
Title of class of securities: Common Stock, Par Value $0.01666
Address of issuer's principal executive offices: 1320 South University Drive, Suite 720, Fort Worth, Texas (TX), 76107
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001085946

## Reporting persons
- HEFNER ROBERT A III: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,043,870; shared voting power 0; sole dispositive power 3,043,870; shared dispositive power 0; aggregate amount beneficially owned 3,043,870 (8.03% of the class)

## Item 1. Issuer
Name of issuer: PHX MINERALS INC.
Address of issuer's principal executive offices: 1320 South University Drive, Suite 720, Fort Worth, Texas, 76107

## Item 2. Person Filing
Name of person filing: Robert A Hefner III
Address of principal business office or, if none, residence:
6305 Waterford Boulevard, Suite 470
Oklahoma City, OK 73118
Citizenship: United States of America

## Item 4. Ownership
Amount beneficially owned: 3,043,870 shares of Common Stock
Percent of class: 8.03
Sole power to vote or to direct the vote: 3,043,870 shares of Common Stock
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,043,870 shares of Common Stock
Shared power to dispose or to direct the disposition: 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- HEFNER ROBERT A III: /s/ Robert A Hefner III, Robert A Hefner III (06/05/2025)